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                                                                     EXHIBIT 4.2

                    [KEYBANK NATIONAL ASSOCIATION LETTERHEAD]


June 30, 2001


Mechanical Dynamics, Inc.
2300 Traverwood Drive
Ann Arbor, Michigan 48105
Attention:  David Peralta

Re:      Line of Credit from KeyBank National Association (the "Bank")


Dear Dave:

We are pleased to inform you that the Bank has agreed to renew and increase a line of credit (the "Line of Credit"), to provide short-term working capital, to Mechanical Dynamics, Inc. (the "Borrower") in the maximum principal amount of Six Million Dollars ($6,000,000.00), at the Bank's option, subject to the following terms and conditions:

1. Interest on all advances under the Line of Credit shall be payable on a monthly basis. The interest rate on all advances under the Line of Credit shall be at a rate per annum (computed on the basis of a year of 360 days) equal to the Prime Rate less one percent (1.00%), which interest rate will be correspondingly immediately adjusted with each change in the Prime Rate. The term "Prime Rate" means that interest rate established from time to time by the Bank as the Bank's Prime Rate, whether or not such rate is publicly announced. The Prime Rate may not be the lowest interest rate charged by the Bank for commercial or other extensions of credit.

2. Borrower shall provide annual financial statements and pay an annual fee of $500.00 on the anniversary date of the Demand Line of Credit Note. These requirements relate to Bank's administrative review of the Demand Line of Credit and shall not constitute a commitment of Bank to make future advances under the note.

3. The Line of Credit is on a demand basis, and the Bank may demand payment in full of all principal and/or terminate the Line of Credit at any time, at Bank's sole discretion.

4. The Borrower shall furnish to the Bank annual reviewed financial statements and internally prepared interim financial statements on a quarterly basis, in such form and prepared in such manner as the Bank may request, and such additional financial and other information as the Bank may from time to time request. Annual statements/data will be furnished within ninety (90) days of year-end and quarterly statements/data will be furnished within forty-five (45) days of the last day of such period.

5. The Borrower shall have executed and delivered to the Bank a demand master promissory note to evidence all advances under the Line of Credit.

6. The Bank shall have received such other loan documents relating to the Line of Credit as the Bank may request, in form and substance acceptable to the Bank's officers and counsel.

7. All documents and other requirements hereof, if any, must be furnished to the Bank no later than July 15, 2001, time being of the essence, otherwise the Bank's agreement to renew the Line of Credit hereunder shall be null and void.

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Mechanical Dynamics, Inc.
June 30, 2001
Page Two of Two

8. The Borrower shall promptly pay any and all costs and expenses incurred by the Bank with respect to the renewal of the Line of Credit including, without limitation, search, recording, legal, documentation and title fees, if any.

9. It is understood and the Borrower acknowledges that the Bank has no obligation or duty to grant any advance to the Borrower under the Line of Credit. The making of any advance under the Line of Credit is conditioned upon the Bank's prior determination that, in the Bank's sole discretion, such advance is for an acceptable purpose and that the Borrower has a satisfactory ability to repay such advance and all other indebtedness of the Borrower to the Bank.

10. The Borrower shall maintain its primary deposit accounts at the Bank throughout the duration of this credit facility.

11. This letter is a "Related Loan Document" coupled with the demand master promissory note evidencing advances under the Line of Credit.

We appreciate the opportunity to be of service to you. Please acknowledge receipt of this letter and assent to the foregoing by signing the enclosed copy of this letter at the place indicated, and returning it to me by July 15, 2001, otherwise the Bank's agreement to renew the Line of Credit hereunder shall be null and void.

Sincerely,



Lorri Hoxie
Vice President
Relationship Manager


Encl.




The terms and conditions of this letter have been reviewed, accepted and approved this 6th day of July 2001.

BORROWER:

Mechanical Dynamics, Inc.


By:      /s/ David Peralta
              -------------------------------------
         David Peralta
Its:     Vice President and Chief Financial Officer



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